As filed with the Securities and Exchange Commission on November 16, 2023

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Gabelli Equity Trust Inc.

(Name of Subject Company (Issuer))

The Gabelli Equity Trust Inc.

(Name of Filing Person (Issuer))

Series C Auction Rate Cumulative Preferred Stock, Par Value $0.001

Series E Auction Rate Cumulative Preferred Stock, Par Value $0.001

(Title of Classes of Securities)

362397507

362397606

(CUSIP Number of Classes of Securities)

John C. Ball

The Gabelli Equity Trust Inc.

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Peter Goldstein, Esq. The Gabelli Equity Trust Inc. One Corporate Center Rye, New York 10580-1422 (914) 921-5100	P. Jay Spinola, Esq. Bissie K. Bonner, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

i

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (as amended from time to time, this “Schedule TO”) is filed by The Gabelli Equity Trust Inc., a Maryland corporation (“GAB” or the “Issuer”). This Schedule TO relates to the Issuer’s offer to purchase up to 100% of the Issuer’s Series C Auction Rate Cumulative Preferred Stock, par value $0.001 and liquidation preference $25,000 per share (the “Series C Preferred”), and Series E Auction Rate Cumulative Preferred Stock, par value $0.001 and liquidation preference $25,000 per share (the “Series E Preferred” and together with the Series C Preferred, the “Auction Rate Preferred Shares”), for cash at price equal to 90% of the $25,000 liquidation preference per Auction Rate Preferred Share (i.e., $22,500 per share, the “Purchase Price”), plus any accrued and unpaid dividends, on the terms and subject to the conditions set forth in Offer to Purchase dated November 16, 2023 and the related Letter of Transmittal (such transaction, the “Offer”)

The Offer to Purchase and the Letter of Transmittal (together, as amended and supplemented from time to time, the “Disclosure Documents”) are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Disclosure Documents, including all schedules, is hereby expressly incorporated by reference in answer to all items in this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Questions and Answers about the Offer” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address

The name of the subject company is The Gabelli Equity Trust Inc. The address of the Issuer’s principal executive offices is One Corporate Center, Rye, New York 10580-1422. Its telephone number is (914) 921-5100.

(b)	Securities

The title of the securities being sought are Series C Auction Rate Cumulative Preferred Stock, par value $0.001 and liquidation preference $25,000, and Series E Auction Rate Cumulative Preferred Stock, par value $0.001 and liquidation preference $25,000. As of November 14, 2023, the Issuer had issued and outstanding 2,492 Series C Preferred Shares and 1,108 Series E Preferred Shares.

(c)	Trading and Market Price

The Auction Rate Preferred Shares are not listed on any securities exchange.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address

The filing person is the Issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Issuer:

Name	Position
Mario J. Gabelli	Director, Chairman and Chief Investment Officer
Elizabeth C. Bogan	Director
James P. Conn	Director
Frank J. Fahrenkopf, Jr.	Director
Michael J. Ferrantino	Director
Leslie F. Foley	Director
William F. Heitmann	Director
Laura Linehan	Director
Agnes Mullady	Director
Salvatore J. Zizza	Director
John C. Ball	President, Treasurer and Principal Financial and Accounting Officer
Peter Goldstein	Secretary and Vice President
Richard J. Walz	Chief Compliance Officer
Carter W. Austin	Vice President
Molly A.F. Marion	Vice President and Ombudsman
David I. Schachter	Vice President

The Issuer’s directors and executive officers can be reached at the Issuer’s business address and phone number set forth in response to Item 2(a) above.

Gabelli Funds, LLC (the “Investment Adviser”) is the investment adviser. The business address of the Investment Adviser is One Corporate Center, Rye, New York 10580-1422. The telephone number of the Investment Adviser is (914) 921-5100.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer,” and “Taxation” is incorporated herein by reference.

(b)	Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Security Ownership of Certain Beneficial Owners and Management” and “Transactions in Auction Rate Preferred Shares” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the sections of the Offer to Purchase titled “Transactions in Auction Rate Preferred Shares,” “Agreements Involving the Fund and its Securities,” “Security Ownership of Certain Beneficial Owners and Management” and “Custodian, Transfer Agent, Auction Agent and Dividend Disbursing Agent” is incorporated herein by reference.

In addition, the Share Tender Agreement, dated as of November 14, 2023, between the Issuer and Sunrise Partners Limited Partnership, attached hereto as Exhibit (d)(8) is incorporated herein by reference in its entirety.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the section of the Offer to Purchase titled “Questions and Answers about the Offer—What is the purpose of the Offer?” is incorporated herein by reference.

(b)	Use of Securities Acquired.

Auction Rate Preferred Shares accepted for purchase by the Issuer in the Offer will be cancelled.

(c)	Plans.

The information set forth in the sections of the Offer to Purchase titled “Questions and Answers about the Offer—What is the purpose of the Offer?” and “Proposals and Plans” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds.

The information set forth in the section of the Offer to Purchase titled “The Offer—Source of Funds; Effect of the Offer” is incorporated herein by reference. Assuming full participation in the Offer, the tendering holders of Series C Preferred and Series E Preferred would receive an aggregate amount of $56,070,000 and $24,930,000, respectively.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the section of the Offer to Purchase titled “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the sections of the Offer to Purchase titled “Security Ownership of Certain Beneficial Owners and Management” and “Transactions in Auction Rate Preferred Shares” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations.

No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer, other than certain employees of the Issuer, none of whom will receive any special or additional compensation in connection with the Offer beyond their normal compensation.

See the information set forth in the Offer to Purchase under the caption “Notice to Investors.”

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information.

The financial statements contained in the reports set forth in the section of the Offer to Purchase titled “Incorporation by Reference” is incorporated herein by reference.

A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request, by contacting the Issuer by telephone at 800-GABELLI (422-3554) or 914-921-5070, or by written request to The Gabelli Equity Trust Inc., One Corporate Center, Rye, New York 10580-1422.

(b)	Pro Forma Information.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, regulatory requirements and legal proceedings.

(a)(1) The information set forth in the sections of the Offer to Purchase titled “Transactions in Auction Rate Preferred Shares,” “Security Ownership of Certain Beneficial Owners and Management” and “Agreements Involving the Fund and its Securities” is incorporated herein by reference.

(a)(2) Not applicable.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(c) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12(a). EXHIBITS.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated November 16, 2023 is filed herewith.
(a)(1)(ii)	Letter of Transmittal is filed herewith.
(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is filed herewith.
(a)(1)(iv)	Letter to Clients is filed herewith.
(a)(1)(v)	Notice of Guaranteed Delivery is filed herewith.
(b)	Not applicable.
(d)(1)(i)	Articles of Incorporation are incorporated by reference to Exhibit (a)(1) to Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File Nos. 33 3-45951 and 811-04700) as filed with the Securities and Exchange Commission on April 7, 1998.
(d)(1)(ii)	Articles Supplementary for the 7.25% Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File Nos. 33 3-45951 and 811-04700) as filed with the Securities and Exchange Commission on April 7, 1998.
(d)(1)(iii)	Articles Supplementary for the 7.20% Tax Advantaged Series B Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(3) to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-47012 and 811-4700) as filed with the Securities and Exchange Commission on June 11, 2001.
(d)(1)(iv)	Articles of Amendment dated June 15, 2001 to the Articles Supplementary for the 7.20% Tax Advantaged Series B Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(2)(B) to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-47012 and 811-4700) as filed with the Securities and Exchange Commission on June 11, 2001.
(d)(1)(v)	Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(2)(A) to Pre-Effective Amendment No. 3 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-86554 and 811-04700) as filed with the Securities and Exchange Commission on June 25, 2002.
(d)(1)(vi)	Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(iv) to Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-106081 and 811-04700) as filed with the Securities and Exchange Commission on October 1, 2003.
(d)(1)(vii)	Articles Supplementary for the Series E Auction Rate Preferred Stock are incorporated by reference to Exhibit (a)(v) to Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-106081 and 811-04700) as filed with the Securities and Exchange Commission on October 1, 2003.
(d)(1)(viii)	Articles Supplementary for the 6.20% Series F Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(vi) to Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-137298 and 811-04700) as filed with the Securities and Exchange Commission on November 6, 2006.
(d)(1)(ix)	Articles Supplementary for election to be subject to Section 3-804(c) of the Maryland General Corporation Law are incorporated by reference to Exhibit (3)(i) to the Issuer’s filing on Form 8-K (File No. 811-04700) as filed with the Securities and Exchange Commission on December 9, 2010.
(d)(1)(x)	Articles of Amendment dated May 12, 2004 to the Articles of Incorporation are incorporated by reference to Exhibit (f) to the Issuer’s Registration Statement on Form N-14 (File No. 333-126111) as filed with the Securities and Exchange Commission on June 24, 2005.

(d)(1)(xi)	Articles of Amendment dated September 12, 2005 to the Articles of Incorporation are incorporated by reference to Exhibit (a)(v) to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-127724 and 811-04700) as filed with the Securities and Exchange Commission on September 15, 2005.
(d)(1)(xii)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(ix) to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 22, 2011.
(d)(1)(xiii)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(x) to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 22, 2011.
(d)(1)(xiv)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the Series E Auction Rate Preferred Stock are incorporated by reference to Exhibit (a)(xi) to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 22, 2011.
(d)(1)(xv)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the 6.20% Series F Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xii) to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 22, 2011.
(d)(1)(xvi)	Articles Supplementary for the Series G Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xiii) to Post-Effective Amendment No. 3 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 21, 2012.
(d)(1)(xvii)	Articles Supplementary for the 5.00% Series H Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xiv) to Post-Effective Amendment No. 4 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on September 26, 2012.
(d)(1)(xviii)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xv) to Post-Effective Amendment No. 5 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on March 25, 2013.
(d)(1)(xix)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xvi) to Post-Effective Amendment No. 5 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on March 25, 2013.
(d)(1)(xx)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the Series E Auction Rate Preferred Stock are incorporated by reference to Exhibit (a)(xvii) to Post-Effective Amendment No. 5 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on March 25, 2013.
(d)(1)(xxi)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xviii) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on April 14, 2014.
(d)(1)(xxii)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the Series E Auction Rate Preferred Stock are incorporated by reference to Exhibit (a)(xix) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on April 14, 2014.
(d)(1)(xxiii)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the 5.00% Series H Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xx) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on April 14, 2014.

(d)(1)(xxiv)	Articles Supplementary for the 5.45% Series J Cumulative Preferred Stock are incorporated by reference to Exhibit (a)(xxi) to Post-Effective Amendment No. 3 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 29, 2016.
(d)(1)(xxv)	Articles of Amendment dated October 17, 2017 to the Issuer’s Articles of Incorporation are incorporated by reference to Exhibit (a)(xxii) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on October 20, 2017.
(d)(1)(xxvi)	Articles Supplementary for the 5.00% Series K Cumulative Preferred stock are incorporated by reference to Exhibit (a)(xxii) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on December 11, 2019.
(d)(2)	Amended and Restated By-Laws of the Issuer incorporated by reference to Exhibit (3)(ii) to the Issuer’s filing on Form 8-K (File No. 811-04700) as filed with the Commission on December 9, 2010.
(d)(3)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of the Issuer is incorporated by reference to Exhibit 2(e) to Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File Nos. 33 3-45951 and 811-04700) as filed with the Commission on April 7, 1998.
(d)(4)	Investment Advisory Agreement between the Issuer and Gabelli Funds, LLC is incorporated by reference to Exhibit (2)(g) to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File Nos. 033-62323 and 811-04700) as filed with the Commission on October 13, 1995.
(d)(5)	Custodian Contract between the Issuer and The Bank of New York Mellon is incorporated by reference to Exhibit (j) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Commission on April 29, 2011.
(d)(6)(i)	Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on April 29, 2011.
(d)(6)(ii)	Amendment No. 1 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(a) to Post-Effective Amendment No. 4 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on September 26, 2012.
(d)(6)(iii)	Amendment No. 2 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(b) to Post-Effective Amendment No. 4 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on September 26, 2012.
(d)(6)(iv)	Amendment No. 3 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(c) to Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 18, 2016.
(d)(6)(v)	Amendment No. 4 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(d) to Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 18, 2016.

(d)(6)(vi)	Amendment No. 5 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(e) to Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 18, 2016.
(d)(6)(vii)	Amendment No. 6 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(f) to Post-Effective Amendment No. 3 to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 29, 2016.
(d)(6)(viii)	Amendment No. 7 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(g) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on August 29, 2017.
(d)(6)(ix)	Amendment No. 8 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(h) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on August 29, 2017.
(d)(6)(x)	Amendment No. 9 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(i) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on August 29, 2017.
(d)(6)(xi)	Amendment No. 10 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(j) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on October 20, 2017.
(d)(6)(xii)	Amendment No. 11 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(k) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on October 20, 2017.
(d)(6)(xiii)	Amendment No. 12 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(l) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on September 24, 2019.
(d)(6)(xiv)	Amendment No. 13 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(m) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on September 24, 2019.
(d)(6)(xv)	Amendment No. 14 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to the Issuer’s Registration Statement on Form N-2 of Gabelli Utility Trust (File Nos. 333-236449 and 811-09243) as filed with the Securities and Exchange Commission on February 14, 2020.
(d)(6)(xvi)	Amendment No. 15 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(n) to the Issuer’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on December 11, 2019.
(d)(6)(xvii)	Amendment No. 16 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xvi) to the Issuer’s Registration Statement on Form N-2 of Gabelli Utility Trust (File Nos. 333-236449 and 811-09243) as filed with the Securities and Exchange Commission on February 14, 2020.
(d)(6)(xviii)	Amendment No. 17 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xviii) to the Tender Offer Statement on Schedule TO of The Gabelli Dividend & Income Trust (File No. 005-84324), filed on March 17, 2021.

(d)(6)(xix)	Amendment No. 18 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(r) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 of The Gabelli Dividend & Income Trust (File Nos. 333-259726 and 811-21423) as filed with the Securities and Exchange Commission on October 5, 2021.
(d)(6)(xx)	Amendment No. 19 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(i)(s) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 of The Gabelli Dividend & Income Trust (File Nos. 333-259726 and 811-21423) as filed with the Securities and Exchange Commission on October 5, 2021.
(d)(6)(xxi)	Amendment No. 20 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xxi) to the Tender Offer Statement on Schedule TO of The Gabelli Utility Trust (File No. 005-84420) as filed with the Securities and Exchange Commission on September 6, 2023.
(d)(6)(xxii)	Amendment No. 21 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xxii) to the Tender Offer Statement on Schedule TO of The Gabelli Utility Trust (File No. 005-84420) as filed with the Securities and Exchange Commission on September 6, 2023.
(d)(6)(xxiii)	Amendment No. 22 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xxiii) to the Tender Offer Statement on Schedule TO of The Gabelli Utility Trust (File No. 005-84420) as filed with the Securities and Exchange Commission on September 6, 2023.
(d)(6)(xxiv)	Amendment No. 23 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xxiv) to the Tender Offer Statement on Schedule TO of The Gabelli Utility Trust (File No. 005-84420) as filed with the Securities and Exchange Commission on September 6, 2023.
(d)(6)(xxv)	Amendment No. 24 to Transfer Agency and Service Agreement among Issuer, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (d)(5)(xxv) to the Tender Offer Statement on Schedule TO of The Gabelli Utility Trust (File No. 005-84420) as filed with the Securities and Exchange Commission on September 6, 2023.
(d)(8)	Share Tender Agreement, dated November 14, 2023, between The Gabelli Equity Trust Inc. and Sunrise Partners Limited Partnership is filed herewith.
(g)	Not applicable.
(h)	Not applicable.

ITEM 12(b).	FILING FEES

Filing Fee Exhibit is filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GABELLI EQUITY TRUST INC.

By:	/s/ John C. Ball
Name:	John C. Ball
Title:	President

Dated: November 16, 2023